Filed by BioSante Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “Exchange Act”)
Securities Act File Number: 333-185391
Subject Company: BioSante Pharmaceuticals, Inc.
Exchange Act File Number: 001-31812

The following is a news release issued by BioSante Pharmaceuticals, Inc. on March 19, 2013:

FOR IMMEDIATE RELEASE	NASDAQ: BPAX

BioSante Pharmaceuticals, Inc. Sends Letter Urging Stockholders to Vote
“FOR” Proposed Merger with ANI Pharmaceuticals, Inc.

LINCOLNSHIRE, Illinois (March 19, 2013) — BioSante Pharmaceuticals, Inc. ((NASDAQ: BPAX) today sent a letter to stockholders in connection with its proposed merger with ANI Pharmaceuticals, Inc. recommending that BioSante stockholders vote “FOR” the proposed merger.  The letter highlights the significant benefits to BioSante stockholders of the value of the proposed merger and the importance of promptly delivering a vote “FOR” the merger.

The full text of the letter follows:

March 19, 2013

Dear Fellow Stockholder:

Last Friday March 15, 2013, BioSante adjourned until April 12, 2013 its special meeting of stockholders to vote on the proposed merger of BioSante with ANI Pharmaceuticals, Inc.  The votes received to date have been voted overwhelmingly in favor of the merger. We believe that most of you recognize the benefits of our proposed merger with ANI. We are concerned, however, that many of you may not realize how important your individual vote is to approving the merger.

We encourage all BioSante stockholders to read the definitive joint proxy statement/prospectus for a detailed discussion of ANI, the proposed merger, the merger agreement and the process that led to the proposed merger.  In addition, we have prepared the following answers to the most common questions posed by BioSante stockholders regarding the proposed merger and stockholder vote:

Why does it make sense for BioSante to merge?

The BioSante board of directors strongly believes that the proposed merger with ANI is the best alternative for BioSante stockholders.  If the merger isn’t approved, BioSante will remain a stand-alone company and will still need to address the issues and risks that led it to propose the merger with ANI in the first place.  The

BioSante board of directors believes that the merger would create more value for BioSante stockholders in the long-term than BioSante could create as an independent, stand-alone company.

BioSante solely on its own has expended significant time and resources with respect to LibiGel®.  However, LibiGel® cannot be marketed or sold until FDA approval is obtained and the efficacy data collected in BioSante’s two efficacy trials and its safety study are not adequate to enable BioSante to seek or obtain that approval. BioSante would need substantial additional funding to conduct the needed additional efficacy trials.

Why merge with ANI?

ANI is led by a highly experienced management team focused on revenue growth and profitability.  By commercializing a variety of branded and generic products, ANI reduces risk for the company and its stockholders.  ANI owns two pharmaceutical manufacturing plants which enable management to control costs and compete more effectively.  These plants have specialized capabilities which allow ANI to focus on developing niche products with fewer competitors.

Although other merger proposals were entertained by BioSante prior to entering into the merger agreement with ANI, the BioSante board of directors believes that the merger with ANI is the best option for BioSante stockholders.

Why did the BioSante board of directors adjourn the stockholders’ meeting to give stockholders more time to vote?

Over 60% of BioSante’s shares weren’t voted at all on the merger.  Since the average BioSante stockholder owns about 750 shares, every stockholder’s vote counts, including yours.

Why should I bother to vote for the merger?

You should vote in favor of the merger because it is the best alternative available for BioSante stockholders.  You will retain a right to benefit from LibiGel®, both through contingent value rights (CVRs), and through your ownership in the merged company.  At the same time, you will have an ownership interest in ANI.

The BioSante board of directors has determined that the merger is in the best interests of the BioSante stockholders and unanimously recommends that BioSante stockholders vote “FOR” the merger.  BioSante strongly encourages ALL stockholders to vote their shares for the merger by calling (800) 357-9167.  Each BioSante stockholder’s vote is critical to the success of the merger whether the position be 100,000 shares or 100 shares.

This call should take less than one minute.  No confidential information will be required. The BioSante board of directors unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement and all related matters being submitted to a vote of BioSante stockholders.

Three leading independent proxy advisory firms, ISS Proxy Advisory Services, Glass, Lewis & Co. and Egan-Jones Proxy Services, have recommended votes FOR the merger.  None of these recommendations was solicited by BioSante or ANI, and no fees were paid by BioSante or ANI to any of these companies.

The special meeting has been adjourned to give BioSante stockholders additional but limited time to consider the merger proposal and to VOTE PROMPTLY their shares.  In addition to calling 800-357-9167, you also may vote in one of the following ways:

•      Over the phone, by calling 1-800-690-6903 and using touch tone to deliver voting instructions (note that you will need your control number on your proxy card)

•      Via the Internet at www.proxyvote.com (note that you will need your control number on your proxy card)

•      By mail, by promptly returning your enclosed proxy card.

If your broker has asked you for voting instructions on the merger proposal and you have not responded or failed to deliver instructions to your broker on how it should vote your shares, your failure to give instructions is the same as a vote “AGAINST” the merger.  The BioSante board of directors urges you to promptly return voting instructions to your broker or promptly vote “FOR” the merger proposal by calling 1-800-690-6903 or going online at www.proxyvote.com or returning your completed proxy card.  Alternatively, you may call (800) 357-9167 to vote your shares.

The Proposed BioSante/ANI Merger is the Best Alternative for BioSante Stockholders

The proposed merger of BioSante and ANI is the best alternative for BioSante stockholders.  If holders of a majority of BioSante common stock do not vote “FOR” the merger proposal, BioSante will remain a stand-alone company and will need to address the same financial and strategic issues and risks that led it to propose the merger with ANI.

Upon completion of the merger, the combined company will be renamed ANI Pharmaceuticals, Inc. and will operate under the leadership of the ANI management team, with Arthur S. Przybyl serving as president and chief executive officer.  Mr. Przybyl has expressed to us the strong belief of the entire ANI management team that by merging with BioSante it can create value for all stockholders.  We and they believe that the combined strengths of our two companies will be a powerful accelerant to growth.

The BioSante board of directors URGES you to vote promptly “FOR” the proposed merger.  The time needed to vote is short and you can provide your vote easily by phone, over the Internet or by mail.  If you have received a request for voting instructions from your broker, we urge you promptly to provide those instructions— if you do not, it is the same as a vote “AGAINST” the proposed merger.  The new voting deadline is midnight, Eastern Time, on April 11, 2013.

On behalf of your board of directors, we thank you for your continued support.

Sincerely,

/s/ Louis W. Sullivan, M.D.

Chairman of the Board

BioSante stockholders who need assistance in voting their shares or who have questions regarding BioSante’s special meeting may contact The BioSante Proxy Information Line toll-free at (800) 357-9167 or AST Phoenix Advisors at (877) 478-5038 (international stockholders, please call (201) 806-7323).

About the Proposed Merger

Under the terms of the merger agreement, if the proposed merger is completed, ANI will merge with and into BioSante, with BioSante continuing as the surviving company.  The combined company that will result from the merger will be a fully integrated specialty branded and generic pharmaceutical company focused on developing, manufacturing and marketing branded and generic prescription pharmaceuticals.  BioSante and ANI both believe that the merger of the two companies will be able to create more value than either company could achieve individually.

BioSante stockholders are encouraged to read the definitive joint proxy statement/prospectus as it provides, among other things, a detailed discussion of ANI, the proposed merger, the merger agreement and the process that led to the proposed merger.

Forward-Looking Statements

To the extent any statements made in this communication deal with information that is not historical, these are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed merger between BioSante and ANI, the terms, timing, conditions to and anticipated completion of the proposed merger, BioSante’s anticipated net cash and the anticipated ownership of the combined company, the composition of the combined company’s board of directors and management team; the anticipated distribution to BioSante stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs, the potential benefits of the proposed transaction to the BioSante and ANI stockholders, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products, the anticipated financial position, operating results and growth prospects of the combined company and other statements that are not historical in nature, particularly those that utilize terminology such as “anticipates,” “will,” “expects,” “plans,” “potential,” “future,” “believes,” “intends,” “continue,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause BioSante’s and the combined company’s actual results to be materially different than those expressed in or implied by such forward-looking statements. Particular uncertainties and risks include, among others, the failure of the BioSante stockholders to approve the transaction, the risk that BioSante’s net cash will be lower than currently anticipated or the failure of either party to meet the other conditions to the closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and ANI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the risk that the CVRs may not be paid out or result in any value to BioSante’s stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s and the combined company’s licensees or sublicensees.  More detailed information on these and additional factors that could affect BioSante´s actual results are described in BioSante´s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K.  All forward-looking statements in this news release speak only as of the date of this news release and are based on BioSante´s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  The final definitive joint proxy statement/prospectus has been sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information about BioSante, please contact:

Phillip B. Donenberg

(847) 478-0500 ext. 120

info@biosantepharma.com

For more information about ANI, please contact:

Arthur S. Przybyl

(218) 634-3608

arthur.przybyl@anipharmaceuticals.com